UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 002-86947

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.

300 United Center

500 Virginia Street, East

Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.

Savings and Stock Investment Plan

Year Ended December 31, 2022

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Item 9(b) – Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of United Bankshares, Inc. Savings and Stock Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2022, in accordance with the modified cash basis of accounting described in Note 1.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2022 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1989.

Charleston, West Virginia
June 23, 2023

United Bankshares, Inc.

Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—

Modified Cash Basis

	December 31
	2022	2021
Assets
Investments, at fair value	$200,969,946	$205,417,725
Notes receivable from participants	793,607	1,013,492

Net assets available for benefits	$201,763,553	$206,431,217

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—

Modified Cash Basis

Year Ended December 31, 2022

Additions
Investment income:
Interest and dividends	$8,307,076
Net appreciation/(depreciation) in fair value of investments	(23,263,730)

Total investment loss	(14,956,654)

Contributions:
Employee contributions	13,978,599
Employer contributions	8,195,905
Rollover contributions	6,631,783

Total contributions	28,806,287

Total additions	13,849,633
Deductions
Withdrawals and benefits paid directly to participants	18,195,673
Administrative expenses paid by participants	321,624

Total deductions	18,517,297

Net decrease	(4,667,664)
Net assets available for benefits:
Beginning of year	206,431,217

End of year	$201,763,553

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis

December 31, 2022

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value. Interest income on investments is recorded as it is earned while all other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) (see Note 4 for disclosures related to fair value measurements).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

The notes receivable from participants are measured at their principal balance, plus any accrued but unpaid interest. Defaulted loans, if any, are reclassified as distributions.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year and 1,000 hours of service for employer match. The UBSI Retirement Committee (the Committee) is responsible for the general oversight of the Plan. United Bank is the trustee of the Plan. Empower Retirement, a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, is the record-keeper of the Plan. Great-West Trust Company, LLC, a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, is the custodian of the Plan. Effective August 1, 2022, Great-West Life & Annuity Insurance Company was renamed Empower Annuity Insurance Company of America while Great-West Trust Company, LLC was renamed Empower Trust Company, LLC. The Plan was established December 29, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On June 2, 2021, United acquired 100% of the outstanding common stock of Community Bankers Trust Corporation (Community Bankers Trust), a Virginia corporation headquartered in Richmond, Virginia. As a result, Essex Bank, a wholly-owned subsidiary of Community Bankers Trust, merged with and into United. The Essex Bank’s 401(k) plan was terminated prior to the closing of the acquisition in accordance with applicable laws and regulations. Each eligible employee of Community Bankers Trust and its subsidiaries that was a participant in the Essex’s 401(k) plan, and that became an eligible employee of United or its subsidiaries following the CBTC Acquisition Date, became eligible to participate in United’s 401(k) plan as soon as administratively practical, in accordance with the terms and conditions of United’s 401(k) plan. Any active employee that was a participant in the former Essex 401(k) plan had the opportunity to rollover their account balance from the prior plan to United’s 401(k) plan in 2022. The final Essex’s 401(k) plan audit and Form 5500 were completed in 2022.

Periodically, the Plan has been amended and restated. There were no amendments or restatements to the Plan in 2022 and 2021.

Contributions

Active participants may elect to contribute up to 100 percent of their eligible compensation, on a pre-tax or after-tax basis subject to the Internal Revenue Code’s limitations.

United matches 100 percent of the first 5 percent of a participant’s pay, based on the participant’s deferral election. These matching contributions are made by United on a bi-weekly basis and consist of cash, which is used by the Plan to purchase shares of United’s common stock. Participants are free to transfer their matched contributions to other investment options at any time.

Participants who have benefits in another qualified retirement plan, an IRA or other Roth elective deferral accounts, may transfer them into United’s Plan, if the other plan allows rollovers and the Plan Administrator for this Plan agrees to the transfer. Acceptable participant loans from other qualified plans can also be rolled over into the Plan. Rollovers are required to be made in accordance with IRS guidance, including any limitation on the number of permitted rollovers in a year.

Participants may choose to have their deferral contributions directed to any of 30 investment options, including United Bankshares, Inc. Common Stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1 percent or designated by specific dollar amounts. Participants may make changes in their contribution percentage at any time according to the Plan specifications. Allocations among fund options offered by the Plan may be changed on a daily basis.

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

Participants are permitted to take distributions and withdrawals from their accounts in the Plan under the circumstances set forth in the Plan document. On termination of service, a participant may receive a lump-sum or installment amount or keep funds invested in the Plan until reaching the age of 72. Benefits payments under the Plan must commence by April 1st of the calendar year following the date a participant attains age 72 or April 1st of the calendar year following the year in which a participant separates from service with the Employer, whichever is later, except that distributions for a five-percent owner of the Company must commence by April 1st of the calendar year following the calendar year in which the participant attains age 72.

A distribution of a Roth deferral account in the Plan is considered a “qualified distribution” if such distribution is made on or after the date on which a participant attains age 59 1⁄2, or is made to the beneficiary on or after death, or is distributed to the participant due to becoming disabled. Such distribution must be paid from a Roth deferral account after a five-taxable-year period of participation. When counting the five taxable years, year number one is calculated as starting on the first day of the first taxable year in which a participant makes a Roth deferral to the Plan.

Administrative Expenses

The Plan charges Plan administrative fees which include expenses such as transaction processing, recordkeeping, website management, call center staffing, and trust/custody services. Effective January 1, 2022, each participant is charged an annual Plan administration fee of $57, which is assessed monthly. Prior to 2022, this administrator fee was $85 annually. In addition, an annual Trustee fee of 0.12% of assets in each participant’s account, excluding United Bankshares, Inc. stock, is charged and assessed monthly. The Plan also charges a $50 loan origination fee with an annual $25 annual loan maintenance fee for any new loans that are issued. These fees are included in administrative expenses paid by the participants in the accompanying statement of changes in net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

4. Fair Value Measurements

The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions.

The three levels of the fair value hierarchy based on these two types of inputs, are as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

•	Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level of input that is significant in the fair value measurement.

The following describes the valuation techniques used by plan management to measure financial assets recorded at fair value on a recurring basis in the financial statements.

Investments held by the Plan are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). All of the Plan’s mutual funds and common stock are classified as Level 1.

The following tables present the balances of financial assets measured at fair value on a recurring basis as of December 31, 2022 and December 31, 2021:

	Fair Value Measurements at December 31, 2022 Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Company stock	$63,018,067	$63,018,067	$—	$—
Mutual funds	116,987,162	116,987,162	—	—
Investments measured at net asset value (a)(b)	20,964,717	—	—	—

Total assets at fair value	$200,969,946	$180,005,229	$—	$—

	Fair Value Measurements at December 31, 2021 Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Company stock	$53,427,595	$53,427,595	$—	$—
Mutual funds	131,923,610	131,923,610	—	—
Investments measured at net asset value (a)(b)	20,066,520	—	—	—

Total assets at fair value	$205,417,725	$185,351,205	$—	$—

(a)

In accordance with ASC Topic 820-10, certain investments that were measured using the net asset value practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(b)

This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	December 31
	2022	2021
Net assets available for benefits per the financial statements	$201,763,553	$206,431,217
Participant loans in default	(90,969)	(59,347)

Net assets available for benefits per the Form 5500	$201,672,584	$206,371,870

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements and the Form 5500 for the year ended December 31, 2022:

2022
Decrease in net assets available for benefits per the financial statements	$(4,667,664)
Net change in deemed distributions for defaulted loans	(31,622)

Net gain per the Form 5500	$(4,699,286)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated May 20, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Plan management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when a position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Transactions With Parties-in-Interest

The Plan invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2022, the Plan received approximately $2,187,960 in common stock dividends from the Company. The Plan also holds 1,556,386 shares of United common stock, which had a fair value of $40.49 per share at December 31, 2022.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds made available by Empower Retirement, record-keeper for the Plan.

9. Commitments and Contingencies

The Plan did not have any commitments and contingencies that would require financial statement disclosure for the Plan.

10. Subsequent Events

The Plan has evaluated subsequent events through the report date, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2022 and determined that there are no other subsequent events that require recognition or disclosure in these financial statements.

Supplemental Schedules—

Modified Cash Basis

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at

End of Year)—Modified Cash Basis

December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost		(e) Current Value
	Baird Aggregate Bond Inst.	427,464	shares	$		$4,103,653
	Credit Suisse Floating Rate Hi Income Inst.	58,891	shares			363,359
	DFA Intermediate Government Fixed Income Fund	17,914	shares			193,831
	Dodge & Cox Balanced Fund	96,628	shares			9,020,266
	Edgewood Growth Inst.	74,344	shares			2,326,964
	Federated Hermes Capital Preservation Fund Y	2,096,472	units			20,964,717
	Federated Hermes Instl. High Yield Bond R6	147,392	shares			1,224,826
	Federated Hermes Mid-Cap Index R6	787,558	shares			11,860,626
	Fidelity Emerging Markets Index	127,150	shares			1,199,025
	Ishares S&P 500 Index K	33,488	shares			15,068,432
	JOHCM International Select I	75,371	shares			1,508,182
	Oakmark International Inst.	129,510	shares			2,972,245
	Principal Smallcap S&P 600 Index Inst.	298,834	shares			6,974,786
	Putman Large Cap Value R6	52,302	shares			1,476,495
	Vanguard Growth Index - Admiral	100,996	shares			11,081,254
	Vanguard High Dividend Yield Index Admiral	203,889	shares			6,652,897
	Vanguard Inflation-Protected Secs Admiral	30,654	shares			709,633
	Vanguard Real Estate Index - Admiral	6,154	shares			719,163
	Vanguard Target Retirement 2020 Inv	84,269	shares			2,137,057
	Vanguard Target Retirement 2025 Inv	392,438	shares			6,545,862
	Vanguard Target Retirement 2030 Inv	237,595	shares			7,453,364
	Vanguard Target Retirement 2035 Inv	224,784	shares			4,349,577
	Vanguard Target Retirement 2040 Inv	206,842	shares			7,032,629
	Vanguard Target Retirement 2045 Inv	148,672	shares			3,392,704
	Vanguard Target Retirement 2050 Inv	126,844	shares			4,794,707
	Vanguard Target Retirement 2055 Inv	36,846	shares			1,553,788
	Vanguard Target Retirement 2060 Inv	25,706	shares			998,171
	Vanguard Target Retirement 2065 Inv	15,303	shares			389,303
	Vanguard Target Retirement Income Inv	72,252	shares			884,363
*	United Bankshares, Inc. Common Stock	1,556,386	shares		51,265,342	63,018,067
*	Loans to participants (interest rates ranging from 4.25% to 8.00%)					793,607

						$201,763,553

*	Represents a party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc.
Savings and Stock Investment Plan

/s/ Jenny Sampson
Mrs. Jenny Sampson
Plan Administrator

June 23, 2023